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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                 ISS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  450306 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]  Rule 13d-1(b)

       [ ]  Rule 13d-1(c)

       [X]  Rule 13d-1(d)

                       (Continued on the following pages)

                              (Page 1 of 9 Pages)

------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, se the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



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----------------------------                           ------------------------
  CUSIP No. 450306 10 5             SCHEDULE 13G        Page  2 of  9 Pages
--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Greylock Equity Limited Partnership
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         5.      SOLE VOTING POWER

                                 1,604,462
 NUMBER OF               -------------------------------------------------------
   SHARES                6.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
   EACH                  -------------------------------------------------------
 REPORTING               7.      SOLE DISPOSITIVE POWER
  PERSON
   WITH:                         1,604,462
                         -------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,604,462
--------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.41%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
================================================================================

----------------------------                           ------------------------
  CUSIP No. 450306 10 5             SCHEDULE 13G        Page  3 of  9 Pages
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Greylock Equity GP Limited Partnership
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                        5.      SOLE VOTING POWER

                                 1,604,462
 NUMBER OF               -------------------------------------------------------
   SHARES                6.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
   EACH                  -------------------------------------------------------
 REPORTING               7.      SOLE DISPOSITIVE POWER
  PERSON
   WITH:                         1,604,462
                         -------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,604,462
--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.41%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
================================================================================

----------------------------                           ------------------------
  CUSIP No. 450306 10 5             SCHEDULE 13G        Page  4 of  9 Pages
--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Henry F. McCance
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         5.  SOLE VOTING POWER

                             1,636,865
 NUMBER OF               -------------------------------------------------------
   SHARES                6.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0
   EACH                  -------------------------------------------------------
 REPORTING               7.  SOLE DISPOSITIVE POWER
  PERSON
   WITH:                     32,403
                         -------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,650,258
--------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.68%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================


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ITEM 1(a)       NAME OF ISSUER:

                ISS Group, Inc.

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                6600 Peachtree-Dunwoody Road
                300 Embassy Row, Suite 500
                Atlanta, GA  30328

ITEM 2(a)       NAME OF PERSON FILING:

                Greylock Equity Limited Partnership ("GELP"); Greylock Equity GP Limited Partnership ("GEGPLP"), the General Partner of GELP; Henry F. McCance, the Managing General Partner of GEGPLP ("Managing Partner").

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The address of the reporting persons is:

                One Federal Street
                Boston, Massachusetts  02110

ITEM 2(c)       CITIZENSHIP:

                GELP is a limited partnership organized under the laws of the State of Delaware. GEGPLP is a limited partnership organized under the laws of the State of Delaware. Mr. McCance is a citizen of the United States.

ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $.001 per share (the "Common Stock").

ITEM 2(e)       CUSIP Number:

                450306 10 5

ITEM 3          DESCRIPTION OF PERSON FILING:

                Not applicable.

ITEM 4          OWNERSHIP(1):

                (a)      AMOUNT BENEFICIALLY OWNED:

                         GELP is the record holder of 1,604,462
                         shares of Common Stock and may be deemed to beneficially own the 1,604,462 shares of Common Stock held of record by GELP. GEGPLP, as General Partner of

-----------------
(1) As of December 31, 1998.


                               Page 5 of 9 pages
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                         GELP, may be deemed to beneficially own the 1,604,462
                         shares of Common Stock held of record by GELP. Mr. McCance, as Managing General Partner of GEGPLP, may be deemed to beneficially own the 1,604,462 shares of Common Stock held of record by GELP. Mr. McCance may be deemed to beneficially own an additional 45,796 shares of Common Stock. The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this statement.

                (b)      PERCENT OF CLASS:

                         GELP:                              9.41%
                         GEGPLP:                            9.41%
                         Mr. McCance:                       9.68%

                (c)      NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                         (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                         GELP may be deemed to have sole power to vote and dispose of 1,604,462 shares of Common Stock. GEGPLP, as General Partner of GELP, may be deemed to have sole power to vote and dispose of 1,604,462 shares of Common Stock. Mr. McCance, as Managing General Partner of GEGPLP, may be deemed to have sole power to vote 1,604,462 shares of Common Stock. Mr. McCance may be deemed to have power to vote and dispose of an additional 32,403 shares of Common Stock.

ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not applicable.

ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not applicable.

ITEM 7          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                Not applicable.

ITEM 8          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not applicable.

ITEM 9          NOTICE OF DISSOLUTION OF GROUP:

                Not applicable.

                              Page 6 of 9 pages


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ITEM 10         CERTIFICATION:

                Not applicable.

                               Page 7 of 9 pages


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                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


DATED:  February 11, 1999


                                        GREYLOCK EQUITY LIMITED PARTNERSHIP


                                        By: Greylock Equity GP Limited
                                            Partnership General Partner


                                             By: /s/ Henry F. McCance
                                                --------------------------------
                                                Henry F. McCance
                                                Managing General Partner



                                        GREYLOCK EQUITY GP LIMITED PARTNERSHIP


                                        By: /s/ Henry F. McCance
                                           -------------------------------------
                                           Henry F. McCance
                                           Managing General Partner

                                         /s/ Henry F. McCance
                                        ----------------------------------------
                                        Henry F. McCance



                               Page 8 of 9 pages